National Bank of Greece

CHIEF EXECUTIVE OFFICER

Ms Suzanne Hayes

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

December 9, 2011

Re: National Bank of Greece S.A.

Form 20-F for the Fiscal Year Ended December 31, 2010

Filed June 23, 2011

Form 20-F/A for the Fiscal Year Ended December 31, 2010

Filed July 22, 2011

Form 6-K furnished August 31, 2011

File No. 001-14960

Dear Ms Hayes,

We refer to your comment letter dated October 28, 2011 on the above referenced Annual Report on Form 20-F (the “20-F”) of National Bank of Greece S.A. (the “Bank”), on our supplemental response and on our Form 6-K furnished August 31, 2011 (the “6-K”).

Set forth below are the Bank’s responses to your comments. For your convenience, the comments are repeated below prior to our response.

Form 20-F for the Fiscal Year Ended December 31, 2010
Mortgage Lending, page 4

1.                                    We note your response to prior comment 7 related to your optional life insurance and mortgage payment insurance plan products. Please address the following:

•                  If true, please revise your future filings to more clearly confirm that for all the optional life and mortgage payment plan insurance referred to here you are the underwriting insurer for both insurance products through one of your subsidiaries and that you do not use a third-party insurer.

•                  Refer to your response to bullet point one. In future filings please revise your disclosure that reads “offering optional life insurance plans together with mortgages improved the quality of (y)our mortgage credit” to clarify that offering these insurance products appears to actually shift the risk from credit risk within your mortgage portfolio to insurance risk in your insurance subsidiary, but that the total exposure to these borrowers was not diminished at the consolidated level.

•                  We note from your response and proposed future disclosure in bullet point two of your prior response that your allowance for loan losses is not impacted by the existence of life insurance and mortgage payment insurance. To the extent that you are the underwriter of these insurance products through one of your subsidiaries, tell us in detail and revise to disclose how the allowance for these loans interacts with the claims liabilities for these products.

We advise the Staff that we will revise the disclosure on page 44 in our next annual report on Form 20-F, as follows:

“In addition to fire and earthquake property insurance, we began offering an optional life insurance plan together with mortgages in 2008~~, improving the quality of our mortgage credit~~. This option has been very successful, with almost 80% of new mortgages in 2009 and 2010 carrying a life insurance plan. In July 2009, the Bank’s range of insurance products was further enriched with the introduction of a mortgage payment insurance plan that guarantees up to 18 monthly loan installments in case of a borrower’s involuntary unemployment or temporary disability due to illness or accident. This new insurance product is complementary to life insurance plans and further improves the safety of mortgage payments. Almost all new mortgages in 2010 carried the payment insurance plan. For further information, see ‘‘—Insurance’’ below. Offering optional life insurance plans together with mortgages has improved the quality of our mortgage credit as credit risk due to death, permanent disability or temporary unemployment at the Bank level is mitigated. The insurance risk arising from these policies is assumed at the level of our insurance subsidiary EH and has historically been covered by the premium revenue earned on these insurance policies; therefore the total exposure to these borrowers is not diminished at consolidated level. For substantially all mortgage loans originated by the Bank and insured for life, disability and payment protection, the insurance policies have been underwritten by the Bank’s subsidiary EH and a corresponding provision for the insurance risk is recognized. The insurance risk provision associated with the insurance policies sold together with our mortgage products is estimated based on historical trends and the indemnification amounts like any other life insurance policy. These policies are disclosed in the Form 20-F on page F-21. For the purposes of estimating the allowance for loan losses, the Bank ignores these insurance policies when estimating losses incurred in the portfolio.”

We will also add the following on page F-16, Note 3, Allowance for loan losses:

“As regards mortgage loans on which a life and/or payment insurance policy has been issued, in case an insured event occurs, the Group recognizes an expense corresponding to the loan loss in the form of claims incurred, included in income from insurance operations (which is presented net) within other non-interest income. A loan loss allowance will not be created, unless the death or disability claim is not announced timely, causing the loan to be non-performing for more than 180 days. Such allowance is reversed upon receipt of the claim proceeds.”

Non-Performing Loans, Allowance for Loan Losses and Loan Loss Experience, page 127

2.                                    We note your response and proposed disclosure related to prior comment 11, including your disclosure related to modified loans that become past due after the original modification. Please address the following:

•                  Tell us, and consider disclosing in future filings, the circumstances or triggers required for a previously modified loan to be subsequently classified as past due/nonaccrual. Specifically, compare and contrast these factors with the factors used to place a loan which has never been modified on past due status (e.g. do previously modified loans have to be outstanding for a different or shorter period of time prior to being classified as past due when compared to loans that have never been modified?)

We refer the Staff to our response to previous comment 22 where we describe when a loan is determined to be past due and non-accruing. All loans whether or not they have been previously modified are governed by the same triggers. As described in our response in the bullet below, in future filings we will reconsider the treatment of TDRs as regards their accrual status and our disclosures will be adjusted accordingly to explain clearly the considerations about past due/nonaccrual status for modified and unmodified loans, if  different.

•                  We note that modified loans are returned to accruing status once receipt of a loan down-payment or other collateral is received. In light of the information provided in the next to last paragraph of your response to comment 11, please tell us how you determined that a single payment is sufficient evidence of the future performance to support returning these loans to accrual status upon modification.

We advise the Staff that, as described in our response to previous comment 11, the modification programs were implemented in 2010. As a result, at December 31, 2010, as well as at the date our 20-F was filed, there was very limited information regarding the subsequent behavior of modified loans, including TDRs. Therefore, the down payment received, combined with the reduction of the monthly installment to a level that was considered economically viable to the customer at the time of the restructuring, was considered as sufficient evidence that the TDRs would be repaid in accordance with the modified terms. We believe that the methodology described above is appropriate given the relative size of the related interest income (interest income recognized in our income statement in 2010 relating to TDRs was EUR 13.9 million, representing only 0.3% of our net interest income before provision for loan losses).

In future filings, as our experience regarding the subsequent behavior of TDRs increases, we will reconsider whether returning TDRs to accrual status following receipt of a down payment or additional collateral continues to be the appropriate treatment and if required, we will modify our accounting policy.

•                  Further, please tell us the percentage of modified loans which are subsequently modified again due to past due or non-payment of the borrower.

As the Group implemented loan modification programs in 2010, none of the loans that were modified in 2010 was subsequently modified again in 2010. New modification programs for previously modified loans were first launched during the third quarter of 2011. As of September 30, 2011, the percentage of modified loans which were subsequently modified again was 2.4%.

3.                                    Please revise your future filings to disclose the information provided in the next to last paragraph of your response to comment 11. We believe this information is useful information for the reader to understand the credit quality of modified loans and to assess the likelihood they will re-default in the future. Please revise your future filings to disclose these percentages and provide updated information as necessary.

We advise the Staff that the information you refer to was the subject of a confidentiality treatment request submitted together with our response to your previous letter. In that request we explained why we believe that this information is confidential and sensitive. In addition, publicly disclosing such information would constitute commercial prejudice against us and in favor of our peers in Greece, none of which files or furnishes financial information with the SEC and has not disclosed such information to date.

In future filings we will include enhanced qualitative disclosures about the modification programs, the trends in modifications and the subsequent performance of restructured loans, as already suggested in our previous response. However, in determining the appropriate level of detail and granularity of quantified information presented we also have to consider the disclosure practices of our peers in Greece in order to ensure that we do not put the Bank in a disadvantageous position against other Greek banks.

4.                                    In your response to comment 11 you state that “Any reduction in interest rate and extension in maturity is offered only because similar terms are offered to new mortgage customers, and for this reason these modifications are not considered to be concessions.” Please revise this proposed disclosure to confirm that you evaluate whether a modification is a concession by comparing the modified terms to new loans you make to borrowers of equal credit quality, similar circumstances, and similar standing as the customer subject to modification. Refer to ASC paragraphs 310-40-15-5 though -7.

We advise the Staff that we will revise the proposed disclosure as follows:

“Any reduction in interest rate and extension in maturity is offered only because similar terms are offered to borrowers of equal credit quality, similar circumstances and similar standing, and for this reason these modifications are not considered to be concessions.”

5.                                    We note your response and proposed disclosure to prior comment 13. Please further revise your proposed disclosure to quantify the impact that Greek laws and your modification programs have had on loan write-offs (i.e. quantify the amount by which your write-offs have been reduced due to these factors).

We advise the Staff that we will add the following to our proposed disclosure, under the Developments in domestic loans write-offs section:

“…These practices have significantly reduced the amount of unsecured loans that are written off since legal actions have not been completed and estimated recoveries are difficult to be assessed. As at December 31, 2010 and 2011, unsecured consumer and credit card exposures whose agreement has been terminated before 36 months or more and SBL exposures that are fully provided for but not written off amounted to EUR 67 million and EUR • million, respectively.”

Critical Accounting Policies, Estimates and Judgments, page 141
Income Taxes, page 147

6.                                    We note your response to prior comment 17 related to the realizability of your deferred tax asset (DTA). Please address the following:

•                  Confirm that you will include the information previously provided in your response to prior comment 17 in your future filings as support for your conclusions. Clearly identify the negative evidence you considered as well, which you concluded was outweighed by the positive evidence.

We advise the Staff that we will amend the disclosure in the third and fourth paragraph on page 147 in our next annual report on Form 20-F, as presented below. Please note that the discussion below is based on information available as of the date of this letter; the discussion that will be included in our next annual report on Form 20-F may be amended based on new information that becomes available:

“Tax losses incurred in 2008, 2009 and 2010 have resulted in cumulative loss of EUR 1,392 million at December 31, 2011, of which EUR 1,320 million relates to the Bank.

Despite the fact that this cumulative loss position provides negative evidence in assessing the recoverability of DTAs, the Bank has concluded that there is sufficient positive evidence, which indicates that this loss situation will reverse, leading to sufficient taxable income in the next years so as to recover the Group’s DTA on tax losses before they expire.

The Bank’s estimate of future taxable income is based on the IFRS business / funding plan (“the Plan”) submitted to the Greek banking regulator on August 28, 2011. This Plan, which all Greek banks were required to prepare under the IMF/eurozone Stabilization and Recovery Program, spans across four full years, from 2011 to 2014 and is based on common macroeconomic and market assumptions that were prescribed by the Greek banking regulator. In order to assess the recoverability of tax losses, the Plan is adjusted for the effects of the differences between IFRS and tax rules, which mainly relate to loan loss provisions and valuation of securities and derivative instruments, so as to arrive at expected taxable profits/losses. According to this adjusted Plan, the Bank estimated that it is more likely than not that its expected taxable profits for the years up to and including 2014 will be sufficient to utilize the cumulative tax losses which are due to expire by 2015 (see Note 31 to the US GAAP financial statements). We believe that the forecasted taxable profits of the adjusted Plan provide sufficient positive evidence that the Bank will be able to recover the DTA relating to the tax losses based on the recent history of small variances between forecasted and actual tax results. In particular, for 2011, the Bank’s actual pre-provision tax result was •% [greater/lower] than the forecast.

In addition, the Bank intends, if necessary, to implement tax planning strategies to help realizing part of the DTA. These tax planning strategies include potential sales of appreciated assets as and when needed, through which it expects to be able to realize the excess of appreciated value over the tax and book basis of its assets.”

•                  We note your statement that actual performance of the first half of 2011 is “broadly in line” with estimates as anticipated in your business plan. Revise your proposed disclosure to discuss in greater detail the extent to which your actual operations during 2011, to date, are on track with the specific business plan strategy you submitted to the Greek banking regulator. Quantify the amount by which actual operations exceeded or fell short of projected 2011 operations to date.

We advise the Staff that, for the first half of 2011, the actual pre-provision taxable profit was 5.6% greater than the forecast. It should be noted that tax legislation in Greece permits two types of provisions for loan losses (i) specific provisions for all loan balances on which all legal actions have been exhausted, (ii) general provisions from 0% to 1% on average annual loan balance excluding loans to state related entities. The exact amount of both types of tax provisions for loan losses is independent of the accounting provisions, is at the full discretion of the Bank and is determined annually by Management after considering, among other factors, the optimum tax result, including the utilization of tax losses carried forward.

Please note that the impairment of Greek government bonds (“GGBs”) based on the July 2011 Private Sector Involvement plan (the “PSI”) of EUR 1.4 billion at Bank level was not included in the Plan, however, the impairment due to the PSI is not recognized for tax purposes under the Greek tax rules until it becomes realized, i.e. on a sale or a haircut on the notional amount. The impairment loss on Greek government bonds, once realized, will increase the cumulative taxable losses, however, given its significance, the tax authorities are currently considering a new law that we expect will be enacted before the bond exchange, to be finally agreed, is implemented and any related loss is recorded in the tax books. We expect that this law will allow the losses arising from the exchange of the Greek government bonds subject to the PSI to be available for offset for a significantly greater period than the general rule of 5 years currently applicable to carry forward losses.

Please refer to our response in the previous bullet for our proposed disclosure regarding the variance between forecasted and actual tax results.

•                  Tell us in greater detail the specific positive evidence you relied upon and negative evidence you considered when determining your estimated pre-tax profit as projected in your business plan.

We advise the Staff that apart from the macroeconomic and market assumptions, which have been prescribed by the Greek banking regulator, management has considered the following evidence when determining the Bank’s estimated pre-tax profit as projected in the business plan:

Positive:

•                  History of taxable profits. There is sufficient evidence indicating that the loss is an aberration rather than a continuing condition. The Bank had tax profits throughout the years from 2001 to 2007, which averaged EUR 357 million per year. Furthermore, the total taxable profits for the ten year period from 2001 to 2010 exceeded EUR 1.1 billion (including the tax losses of the last three years). In addition:

•                  The recent tax losses were caused by a significant deterioration of our Greek loan book which exceeded our most conservative expectations. These losses are not expected to be a continuing condition at the same significance and are expected to reverse to some extent as the Greek economy recovers from the current economic crisis

•                  Successful optimization efforts of general and administration expenses which bear fruit in 2011 already (reduction by 10% in the first quarter of 2011 compared to the first quarter of 2010)

•                  Reduction of staff overtime and headcount, which has led to decreased payroll cost by 7% in the first quarter of 2011 compared to the first quarter of 2010

•                  Past history of effective asset mix and proven ability in repricing assets and liabilities in order to maintain profitable interest margin (NIM never below 3% over the last five years)

•                  Low loan to deposits ratio at 92% on March 2011 (December 2010: 94%), based on which we can sustain liquidity leakage before any repricing efforts to defend liquidity position

•                  Low cost funding from European Central Bank, approximately at 1.5% per annum and forecasted to remain at similar levels throughout the four year period

•                  Flat or nominal salary increases during 2010 and throughout the four year period

In addition, the Bank has available the following tax planning strategies, which, although not included in the four year business plan or in our assessment of the recoverability of the DTA, may be implemented within a short period of time:

•                  Sale of monetary assets with carrying amounts lower than their fair value or early redemption of liabilities below their carrying amounts are expected to produce taxable profits in 2011 and possibly 2012

•                  Excess of appreciated asset value over the tax and book basis of certain fixed assets and ability to sell these assets if needed

•                  Available tax planning to extend the availability of tax losses indefinitely into the foreseeable future by not claiming a tax benefit relating to provisions for loan losses (refer to our response to the second bullet above).

Negative:

•                  History of recent tax losses (see our response to the first bullet above)

•                  Significant amount of tax loss carry forward of EUR 1.3 billion and a limited five year carry forward period

•                  Adverse shifts in interest rate curves that may negatively affect NIM

•                  Deposit attrition and increased cost of time deposits

•                  Deteriorating values of unencumbered collateral, which increase the funding needs and cost

•                  Increasing ratio of non-accruing loans which affects interest income

•                  Limited ability to implement severe cost cutting measures.

•                  Tell us the estimated pre-tax profit you projected for each of the years 2011 through 2014 as reported in your business plan. Also, please tell us how your actual results for the years ended 2008, 2009 and 2010 compared to projected results as previously reported in prior years’ business plans.

We advise the Staff that our estimated pre-tax and pre-provision profit for domestic operations as included in the Plan submitted to the Greek banking regulator on May 2, 2011 and the Bank’s taxable profit before provisions projected for each of the years 2011 through 2014 were as follows: (1)

Please note that the amounts in the above table do not include the impact from the impairment charge for Greek government bonds in IFRS, of EUR 1.4 billion at Bank level as of June 30, 2011, as we did not expect these impairments to happen when we issued our 20-F.

Furthermore, we advise the Staff that prior to 2011 we did not prepare tax budgets. However, as an indication of the reliability of our budgets, note that any deviations of our actual IFRS results for our domestic operations for the years ended 2008, 2009 and 2010 compared to the projected results were mainly attributable to higher provisions for loan losses and the volatility in our trading result.

In particular, for the year ended December 31, 2008, our actual profit before tax was EUR 1,170 million, 7.8% less than projected mainly due to 31.6% higher than anticipated provisions for loan losses offset by 184.2% better than expected trading result. In 2009, our actual profit before tax was EUR 624 million, 35.2% less than projected mainly due to 9.8% higher than anticipated provisions for loan losses and 82.8% worse than projected trading result. In 2010, our actual loss before tax was EUR 27 million, 106% less than projected mainly due to 72.8% higher than anticipated provisions for loan losses and 86.8% higher than projected trading losses including Other than Temporary Impairments in equity securities. However, the taxable losses for 2008, 2009 and 2010 was EUR 476.8 million, EUR 352.6 million and EUR 962.2 million respectively. The difference is attributed mainly to the specific tax rules applied for provisions, mark to market of securities and derivative instruments. Note that the accounting provisions do not affect the tax results because, as discussed above, the latter are determined independently, and the Group does not expect these significant variances in the trading result will continue to exist because they were caused by the significant deterioration in the Greek economy. As the Greek economy recovers from the current economic crisis and the level of impairments and trading losses reduces, we believe that the differences will not be as significant.

(1)  The information about our estimated pre-tax and pre-provision profit for domestic operations as included in the Plan submitted to the Greek banking regulator on May 2, 2011 and the Bank’s taxable profit before provisions projected for each of the years 2011 through 2014 has been the subject of a confidentiality treatment request that has been separately filed with the SEC together with the redacted material.

•                  You state that your business plan is updated periodically. Upon each of the updates to your four-year plan submitted to your regulator during the last three years, tell us specifically the extent to which your projections improved or deteriorated, and how such improvement or deterioration was considered in your DTA impairment analysis.

We advise the Staff that for the years 2008-2010 we prepared annual budgets and the major variances between actual and budgeted results are discussed in our response to fourth bullet above.

In 2010, following the implementation of the IMF/eurozone Stabilization and Recovery Program, the Bank of Greece initiated a monitoring process which amongst other included the review of business plans. Our first business plan was submitted on May 2, 2011 and a revised plan was submitted on August 28, 2011. As prescribed by the Greek banking regulator, the projections in the revised plan regarding the Domestic operations incorporated more conservative assumptions, (common for all Greek banks) regarding certain macroeconomic and market indicators, following the rapid deterioration of market conditions during the second quarter of 2011. In particular, the revised plan assumed narrower interest margins and worse trading result reflecting the adverse movement in interest rates affecting the unrealized trading result.

This set of revised projections will be considered, together with any other recent evidence, when we will be performing our DTA impairment analysis for the purposes of our next annual Form 20-F.

•                  Tell us whether there have been any significant developments in your DTA analysis and/or adjustments to your DTA balance during 2011, to date. Please address this with respect to your analysis under both IFRS and U.S. GAAP.

We advise the Staff that our estimated pre-tax and pre-provision profit for domestic operations as included in the revised Plan submitted to the Greek banking regulator on August 28, 2011 and the Bank’s revised taxable profit before provisions projected for each of the years 2011 through 2014 were as follows:(2)

During 2011 our projections have deteriorated due to the more conservative assumptions regarding certain macroeconomic and market indicators, as prescribed by the Greek banking regulator. On the other hand the Bank’s tax projections include the realized tax profit or EUR 130 million in 2011 and the forecasted tax profit of EUR 323 million in 2012 arising from specific liability management transactions, as discussed in our response to the third bullet above.

The other significant event that took place during 2011 was the impairment of Greek government bonds under the July PSI, which increased our net DTA position but, as stated above, it did not impact our taxable loss.

For the purposes of our IFRS interim financial statements, we continue to recognize deferred tax assets for all differences and tax losses carried forward based on the same assumptions discussed above. For US GAAP purposes the 2011 developments will be considered, together with any recent evidence, when we will be performing our DTA impairment analysis for the purposes of our next annual Form 20-F.

(2)  The information about our estimated pre-tax and pre-provision profit for domestic operations as included in the revised Plan submitted to the Greek banking regulator on August 28, 2011 and the Bank’s revised taxable profit before provisions projected for each of the years 2011 through 2014 has been the subject of a confidentiality treatment request that has been separately filed with the SEC together with the redacted material.

•                  We note your statement that “adverse conditions” prevailed during the first half of 2011. Please tell us how these adverse conditions have affected the longer term prospects of the plan.

We advise the Staff that the “adverse conditions” that prevailed during the first half of 2011 were reflected through the deterioration of the macroeconomic and market assumptions in the revised business / funding plan submitted on August 28, 2011.

Allowance for Loan Losses, page 150

7.                                    We note your response to prior comment 18. Although your proposed disclosure discusses the general trends in your credit-related balances from period-to-period, we believe you could further enhance your disclosure by discussing the specific reasons including those related to your business operations or to the macroeconomic environment that caused fluctuations in your impaired loans, non-accrual loans, loan write-offs, and the allowance for loan losses and provision. For example, we note that loan write-offs decreased from period to period, which was not consistent with other credit trends. As such, in your response, please specifically address in greater detail the reason(s) for the fluctuations in loan write-offs.

We advise the Staff that we propose to enhance the disclosure in our next annual report on Form 20-F with the following discussion:

“Impaired and non-accruing loans

In 2010 Greek impaired and non-accruing loans increased by 83.7% and 51.4%, respectively, due to the substantial impact of the recession in the debt servicing ability of the Greek private sector. The unprecedented economic downturn in the Hellenic Republic, which accelerated in the first months of 2010 and continued through 2010, is evidenced by the worsening macroeconomic environment. More specifically, Greek GDP declined by 4.2% in 2010, leading to another year of recession, and the unemployment rate grew  from 12.6% at December 31, 2009 to 14.4% at December 31, 2010. In addition, the pay reduction suffered by state employees and pensioners in 2010 in order to reduce the government expenses as part of the stabilization program jointly supported by the IMF, the ECB and the member States of the eurozone, also affected the ability of consumer borrowers to repay loans, leading to deteriorating performance of the unsecured consumer and mortgage loan portfolio.

Foreign impaired loans increased by 45% and amounted to EUR 2,755.4 million at December 31, 2010 mainly resulting from the adverse economic conditions prevailing, since 2009, in SEE countries in which we operate. After a severe recession in 2009, GDP declined by 7.1% in Romania, 5.5 % in Bulgaria, 3.5% in Serbia; in 2010 GDP continued its decrease in Romania, whereas in other countries GDP growth is nearly flat. Unemployment rate confirmed its increasing trend across SEE countries in 2010. This unfavorable economic environment directly affected the ability of retail and corporate borrowers to repay loans.

Allowance for loan losses

The allowance for loan losses as a percent of total loans increased from 2.7% as of December 31, 2009 to 4.0% as of December 31, 2010. This important variance derives on the one hand from the increased balance of impaired and non-accruing loans in our portfolio and on the other hand from the increase of our non-accruing coverage ratio for the Greek segment due to higher loss rates applied to most classes of the Greek loan portfolio.

Write-offs

Up to 2009, write-offs had been accelerating and unsecured loans were written off ahead of the maximum period stated in our write-off policy. Moreover, since 2008, in line with our commitment to social awareness and our responsibility for alleviating the impact of the economic crisis to our customers, as well as due to the introduction of legislative actions, like Greek laws 3869/2010 and 3949/2011, for the protection of those facing difficulties in repaying on time their loans, we have postponed legal actions taken against past due customers and modified our write-off policy by extending the maximum period before taking write-offs in our unsecured portfolio beyond three years. The combined effect of the increased write-offs in previous years and the extension of the maximum period before writing off unsecured loans during 2010 led to the significant decrease of write-offs in 2010.”

Segment Analysis for the Year Ended December 31, 2010 Compared to the Year Ended
December 31, 2009 Based on IFRS, page 160

8.                                    We note your response and proposed disclosure to prior comment 19. However, we were unable to locate information in your proposed disclosure related to the Global Markets and Asset Management segment. Please further revise this disclosure to also address the trends experienced in this segment.

We advise the Staff that, in our next annual report on Form 20-F, we will add the following paragraph in our disclosure on page 160:

“Profit before tax from global markets and assets management operations decreased to EUR 166.2 million in 2010, from EUR 676.5 million in 2009. This decrease was principally due to the adverse result in activities from trading and investment securities, which resulted in losses of EUR 205.5 million in 2010, from gains of EUR 268.1 million in 2009, as well as the decrease in net interest income and net fee and commission income to EUR 509.7 million in 2010, from EUR 679.5 million in 2009, which is mainly attributed to higher cost of funding.”

Item 8. Financial Information, page 209
Related Party Transactions, page 209

9.                                    We note your response to our prior comment 20, where you indicate that your transactions with related parties were made on substantially the same terms, other than interest rate and collateral, as those with other persons not related to you. Since these transactions did not have substantially the same interest rate and collateral, please expand your draft disclosure to include the information responsive to Item 7.B.2 of Form 20-F.

We advise the Staff that we propose to change our disclosure regarding related parties transactions on page 209, as follows:

“The Group has entered into transactions with its affiliates, employee benefits related funds and the members of the Board of Directors of the Bank, the General Managers and the members of the Executive Committees of the Bank, the key management of other Group companies, as well as with the close members of family and entities controlled or jointly controlled by those persons. See Note 32 to the U.S. GAAP Financial Statements for details.

All loans granted to related parties (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (iii) did not involve more than the normal risk of collectibility or present other unfavorable features, except for the following transactions:

The Bank grants loans to its employees on preferential terms compared to customers that are not employees. This policy, which is common practice for banks in Greece, applies only to employees and not to close members of family and entities controlled by them. The preferential terms mainly refer to a lower fixed interest rate of 3% for mortgage loans, while collateral is required as in the ordinary course of business. As such, certain General Managers and members of the Executive Committees of the Bank have taken loans with reduced interest rates of total amount EUR • million and EUR • million as of December 31, 2011 and [latest practicable date], respectively.”

Item 11. Quantitative and Qualitative Disclosures about Market Risk
Value-at-Risk (VaR), page 235

10.                             We note your response and proposed disclosure to prior comment 21. Please address the following:

•                  Further revise your future filings disclosure to explain what you mean by the statement that VaR captures the general position risk of the Bank, but does not measure the specific position risk (i.e. credit risk). Revise to clarify whether this means that credit risk is not captured in your VaR model, or whether credit risk is one of many components that are captured within the “general position risk” in your VaR model.

•                  Revise your future filings disclosure to discuss how the changes in credit spreads on specific instruments within your portfolio are captured in the VaR model. As part of this, specifically address how the changes in the credit spreads on Greek Government Bonds (GGB) were reflected in the overall VaR model and also within the interest rate component of VaR. To the extent that credit spreads on GGBs were considered in your VaR model prior to their transfer to the HTM category, revise to discuss that fact and specifically clarify for the reader that subsequent to the transfer the deterioration in the credit spreads in GGBs are no longer contemplated within VaR.

•                  To the extent that changes in credit spreads on financial instruments are not contemplated in your VaR model, revise your disclosure on page 237 related to limitations of your VaR model to specifically address this.

We advise the Staff that, in our next annual report on Form 20-F, we will amend the proposed disclosure in the response to the fourth bullet of prior comment 21, as follows:

“The VaR model, which captures the variability of the market risk factors (interest rates, foreign exchange rates, equity indices), is used to calculate the capital charge for the general market risk and does not incorporate the credit spread of Greek government bonds and other financial instruments, in respect of which the specific position risk (i.e. credit risk) is measured using the standardized methodology.”

Furthermore, we will add the following in the disclosure regarding the “Limitations of our VaR model” on page 237:

“The VaR model captures the variability of the market risk factors (interest rates, foreign exchange rates, equity indices) and does not incorporate the credit spread of financial instruments. The specific position risk of the Bank is measured through the standardized methodology and through internal models that incorporate the credit spread of the whole trading book and the migration and default risk for corporate bonds in the trading book.”

Item 18. Financial Statements
Note 3: Summary of Significant Accounting Policies
Allowance for Loan Losses, page F-16

11.                             We note your response and proposed disclosure to prior comment 27. Please clarify what you mean by the statement that your default and recovery models are “gradually” affected by current macroeconomic conditions. Specifically explain how you determined that recent adverse trends in macroeconomic conditions experienced within the last year or two are captured in your allowance methodology in a timely manner. Revise to address how your computation of loss factors and loss given default take into account the increasing deterioration in the macroeconomic environment. If you instead consider this deterioration through qualitative factors, discuss that fact in detail and quantify the impact to your allowance reserve.

We advise the Staff that, as noted in our previous response, our estimation methodology for recoveries and losses is based on realized cash inflows. We study all default cases historically available, spanning a full economic cycle and we calculate, for each case, the percentage recovered. For the estimation of ALL, average recovery (loss) rates are used, weighted by the number of default cases each year. This weighting scheme ensures that the macroeconomic conditions experienced within the last years are captured in a timely manner in our methodology, as more weight is given to the recent observations of losses that correspond to increasing number of defaults.

In particular, as described in Note 3 on page F-17 of our 20-F, we use a six year recovery period for consumer loans and credit cards. For each defaulted account in our database, we calculate the present value of cash outflows and inflows on that account, for the period starting on the exact date the agreement is terminated and going forward. In this way, we calculate recoveries after 12 months, 24 months, 36 months and so on, up until 72 months from the agreement termination date. Then we estimate the 12 month recovery rate for each “default vintage year” by simply averaging the 12 month recovery rates for all defaulted accounts in that specific vintage year.

Following the same method for each default vintage year, we end up with 12 different 12 month (1-year) recovery rates, one each for vintage years from 1999 to 2010. The overall 12 month recovery rate is then the average of the 12 month rates for each year weighted by the number of defaulted accounts each year. The same weighting applies for the 24-, 36-, up to 72- month recoveries. For example, the table below presents the exact numbers of consumer loans whose agreement was terminated each year (i.e., the weights used for the final overall recovery rate, and hence, loss rate):

Number of defaulted consumer loans per year

1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
9,500	10,015	10,116	19,348	11,738	15,757	25,463	32,413	29,520	27,863	47,298

It follows that the 1-year recovery observed for 2009 (equal to 18.7%) received a weight of 47,298 against the weight used for the 1-year recovery rate observed for 2007 defaults (higher recovery of 44% but weighted by 29,520 accounts). Hence, we indeed consider this weighting scheme to properly adjust the ALL for the most recent loss experience, since it gives much higher weight to recent recovery (loss) observations.

Securitizations, page F-20

12.                             We note your response to prior comment 28. It appears from your response that you do not apply sales accounting and that you wholly consolidated the variable interest entities (VIEs) that service sold loans. If true, please revise your disclosure to more clearly state that fact. Please also confirm to us that that is the reason you do not need a servicing asset or liability.

We advise the Staff that, in our next annual report on Form 20-F, we will replace the last paragraph at the bottom of page F-52 in Note 14 “Loans and allowance for loan losses”, with the following:

“With respect to all the above securitization transactions, the Bank has sold and assigned certain of its loans to VIEs. The VIEs have paid for the receivables acquired from the Bank with the proceeds from the issuance of the secured notes, which have been acquired by the Bank. Since the Bank has purchased and continuously owns all issued secured notes and, therefore, is the primary beneficiary of the above VIEs, we have not applied sales accounting at Group level for the above transactions. That is, in our consolidated financial statements, the loans are not derecognized and continue to be presented within “Loans” on our balance sheet. For the same reason we do not record a liability with respect to the notes issued or a servicing asset or liability.”

13.                             In addition, in your response to prior comment 28 we note your reference to the disclosure in Note 14 on page F-52 that the notes are not presented within long-term debt but that loans are not derecognized (i.e. are presented within assets). Please tell us where these notes are recorded on your balance sheet.

Please refer to our response on comment 12 above.

Note 12: Investment Securities, page F-37

14.                             We note your response to prior comment 30. Please address the following:

•                  You state that you believe the transfers from the trading category comply with the guidance in ASC 320-10-35-12, in part, because the Greek crisis is a “rare” event and that you do not expect similar reclassifications to recur in the foreseeable future. However, we note that you transferred securities from the trading category on three separate dates during 2010. Tell us how performing multiple transfers within the year supports your conclusions that the transfer out of trading was appropriate since your conclusion appears to be based on the assumption that such transfers are rare and isolated events.

We advise the Staff that we consider the crisis in the Greek economy and the Greek bond market as a single event that commenced in late 2009 was exacerbated during 2010 and 2011 and is still ongoing.

Each of the transfers was assessed on its own at the time the relevant decision was taken. In early 2010, when the first decision to transfer certain securities out of the trading category was taken we did not expect at that time to transfer additional securities out of the trading category. As the crisis exacerbated, additional decisions were taken to transfer securities out of the trading category because of the reduced activity in the secondary market for Greek bonds and, the magnitude and duration of the Greek crisis. The specific factors considered for each transfer are described below.

The first transfer was based on the developments in late 2009, including the revision by the Greek government of the Greek fiscal deficit from an estimated 6% to 12.7%, which caused a renewed anxiety about the deterioration of the Greek fiscal deficit and the excessive level of Greek public debt. The result of those concerns was a wave of continuous downgrading of the Greek debt rating. On December 8, 2009 Fitch initially decreased the rating of the Greek debt to BBB+ from A- with S&P and Moody’s to follow and downgrade the Greek debt to BBB+ and A2 (from A1) on December 16 and 22, 2009 respectively. Following the downgrading by the rating agencies and the immediate sharp increase of Greek bonds credit spreads, the Bank’s Asset Liability Committee (“ALCO”) decided, among other, the transfer of certain Greek government bonds and bonds of Greek financial institutions and other corporate issuers out of the trading category. The decision for the transfer was taken on January 15, 2010, however for practical reasons its effective date was set at January 1, 2010. The decision took into consideration that the Bank is the market maker in Greek government bonds and therefore certain benchmark issues (2, 5 and 10 years) remained in the trading category to support our role in the market.

In February 2010, the Greek government in an attempt to suspend its continuous growing deficit adopted a number of austerity measures. The first package of austerity measures, included amongst others, a freeze in the salaries of all government employees, a 10% reduction of bonuses as well as reduction in overtime work, public sector employees and work-related travel. Following the increased uncertainty regarding Greek debt (the credit spread of the 5-year Greek government bond over the German spread had risen to 316 basis points), further measures were implemented on March 5, 2010 which included in addition to the above, a 30% cut in Christmas, Easter and leave of absence bonuses, increases in VAT, a rise of tax on petrol to 15%, among others. Despite the first two packages of austerity measures, the economic position of Greece did not improve, with the 5-year credit spread of Greek government bonds over the German bond widening to 343 basis points. On April 8, 2010, the Electronic Secondary Market (HDAT) temporarily suspended trading on Greek government bonds due to the widening of Bid — Ask spreads to unprecedented levels and on April 9, 2010 Fitch decided to further downgrade Greek debt to BBB from BBB+. On April 13, 2010, the Bank’s ALCO after having considered all the circumstances prevailing in the Greek bonds market, their severe impact on the Group’s liquidity, and as well as the continuous deterioration of the country’s indebtedness, decided to transfer certain Greek government bonds and bonds issued by Greek financial institutions out of the trading category with effective date March 31, 2010.

In addition, on 22 April 2010, Moody’s downgraded Greek debt to A3 from A2 and on April 23, 2010 the Greek government requested to activate the EU/IMF bailout package. The size of the loan package was set at EUR 110 billion and its first installment covered EUR 8.5 billion of Greek government bonds that became due for repayment. Following the appeal of the Greek government to the EU/IMF support mechanism, S&P proceeded on April 27, 2010, in the downgrade of the Greek debt to BB+ (a “Junk” status) amid fears of default by the Greek government which resulted in the collapse of HDAT, thus no prices were available for the period April 28 to May 11, 2010. The downgrade resulted in a further widening of the credit spread of the 5-year Greek government bonds to 822 basis points over the relevant German spread. Despite the immediate response of the ECB on May 3, 2010 through the suspension of its minimum threshold for Greek debt (that is, Greek government bonds would be eligible as collateral regardless of rating) and the new series of austerity measures announced by the Greek government on May 6, 2010, the ascent of the credit spreads on Greek government bonds was not intercepted. As a result, the Bank’s ALCO decided in June 2010 to transfer certain benchmark Greek government bonds out of the trading category with effective date June 1, 2010.

•                  Provide us with your similar analysis that supports these transfers under IFRS as well, specifically including paragraph 50 of IAS 39.

We advise the Staff that the transfers from the trading category were performed in accordance with IAS 39.50(c) & 50B, which allows such reclassifications if the bonds are no longer held for the purpose of selling or repurchasing in the near term and only in rare circumstances.

The first condition is satisfied as evidenced by the ALCO decisions.

The assessment of “rare circumstances” was the same as for US GAAP. In particular, although IAS 39 does not provide an explicit definition of what is “rare circumstances”, the following guidance is available:

•                  IAS 39.BC104D: “…rare circumstances arise from a single event that is unusual and highly unlikely to recur in the near term …”, and

•                  IASB’s press release in October 2008: “The deterioration of the world’s financial markets that has occurred during the third quarter of this year [2008] is a possible example of rare circumstances cited in these IFRS amendments …”.

As discussed in our response to the previous bullet, we consider the crisis in the Greek economy and the Greek bond market as a single event that commenced in late 2009, exacerbated during 2010 and 2011 and is still ongoing. This crisis is unusual and highly unlikely to recur in the near term.  Furthermore, it is similar in nature with the events in Q3 2008 described in IASB’s press release, and possibly even more severe, as regards Greek bonds. Therefore, we have concluded that it satisfies the “rare circumstances” criterion. The transfers were performed for IFRS on the same dates as for US GAAP, for the same reasons as discussed in our response to the previous bullet.

•                  We note that a majority of unrecognized losses for 12-months or more on your HTM securities as of December 31, 2010 related to those securities transferred from the AFS category during 2010. Tell us the accounting treatment you applied to the unrecognized losses and/or gains at the date the securities were transferred. Further, please tell us whether you have recognized any other-than-temporary impairment charges on these securities during 2011.

We advise the Staff that, in accordance with ASC 320-10-35-10(d), the unrealized losses at the date of the transfer relating to the securities transferred from the available-for-sale category to held-to-maturity, continues to be reported in accumulated other comprehensive income, and is amortized over the remaining life of the security.

As we have not filed US GAAP interim financial statements in 2011, no other-than-temporary-impairment charges have been recognized during 2011 with respect to these securities.

15.                             We note your response and proposed disclosure to prior comment 32. Please further revise your proposed tabular disclosure to further disaggregate gross realized gains/(losses) and other-than-temporary-impairment charges by security type (e.g. Greek government bonds, other government issuances, corporate debt securities, etc.).

We advise the Staff that, in our next annual report on Form 20-F we will amend our proposed tabular disclosure, as follows:

	2009	2010	2011
	(EUR in thousands)
Gross realized gains on sales
Greek government bonds	•	•	•
Debt securities issued by other governments and public sector entities	•	•	•
Corporate debt securities	•	•	•
Equity securities	•	•	•
Mutual Fund units	•	•	•
Total gross realized gains on sales	398,149	198,281	•
Gross realized losses on sales
Greek government bonds	•	•	•
Debt securities issued by other governments and public sector entities	•	•	•
Corporate debt securities	•	•	•
Equity securities	•	•	•
Mutual Fund units	•	•	•
Total gross realized losses on sales	(48,220)	(132,741)	•
Other-Than-Temporary-Impairment
Corporate debt securities	(151,474)	—	•
Equity securities	(187,142)	(85,198)	•
Mutual Fund units	(19,712)	(4,299)	•
Total Other-Than-Temporary-Impairment	(358,328)	(89,497)	•
Net gains / (losses) on available for sale securities	(8,399)	(23,957)	•

Note 14: Loans and Allowance for Loan Losses, page F-45

16.                             We note your response to prior comment 35. Please confirm that you intend to include this information in your future filings.

We advise the Staff that we will include this information in our future fillings.

17.                             We note your response to prior comment 39, and acknowledge the fact that you no longer intend to use the term “non-performing loans” in future filings. As such, please revise your future filings to provide a roll forward of impaired loans between 2009 and 2010. This disclosure should include the balance at the beginning of the period, the amount of loans that became impaired during the period, loans that were transferred to performing (i.e. not impaired) status, loans that were paid off during the period, loan dispositions, charge-offs and ending balance. Please consider disclosing this information in a tabular format.

Please see below the roll-forward of impaired loans between 2009 and 2010:

(EUR in thousands)

Opening balance as of January 1, 2010	4,965,712
New Impaired loans	4,102,230
Loans transferred to non-impaired	(174,282)
Impaired loans paid-off	(394,035)
Write-offs	(140,371)
Foreign Exchange differences	26,721
Closing balance as of December 31, 2010	8,385,975

We consider that our proposed disclosure in prior comment 18 and comment 7 in this letter, which discuss the significant fluctuations in impaired loans adequately explain the movement in impaired loans in the Management Discussion and Analysis section in the 20-F and provide valuable information to the investors. In the financial statements, considering that this is not a current US GAAP requirement and that the generation of the information regarding the amounts transferred to and out of impairment is not maintained in our information systems, we respectfully propose not to include the above table in future filings.

Note 15: Goodwill, Software, and Other Intangibles, page F-54

18.                             We note your response and proposed disclosure to prior comments 41 and 42, including the fact that you do not believe an additional interim impairment test was warranted subsequent to December 31, 2010. However, we also note your statement in your response to prior comment 17 that “adverse conditions” prevailed during the first half of 2011. Further, we note that your market value continues to trade at a price significantly below your book value, and that you are currently under a warning issued by the NYSE related to the very low trading value of your ADS. For both IFRS and U.S. GAAP, please tell us whether you have performed an interim impairment test on your goodwill balance at any point during 2011. If you have not, please tell us the specific positive evidence you rely upon to overcome the above evidence of potential impairment in your business operations during 2011 that supports your conclusion that an interim goodwill impairment test is not warranted.

We advise the Staff that our response to prior comment 17 discussed the recoverability of tax losses incurred by the Bank in Greece and hence the statement about the “adverse conditions” relates to the conditions in Greece. Furthermore, the major cause of the significant decline in our market value during 2010 and 2011 is the adverse conditions in the Greek economy, including the increased uncertainty regarding the repayment of the Greek government bonds and the credit quality of Greek loans. We also advise the Staff that in our IFRS financial statements as of September 30, 2011, substantially all of the goodwill (more than 99%) relates to our operations outside Greece (where the economic environment has been either improving (e.g. Turkey) or stabilizing with positive prospects after a recession in 2009 (e.g. South East Europe). We analyzed the cash generating units where goodwill is allocated to and did not identify an indication that the goodwill may be impaired. Therefore, no interim impairment test for goodwill was performed during 2011 for IFRS. Goodwill will be tested for impairment at December 31, 2011 for the purposes of our annual IFRS financial statements, as well as for our next annual report on Form 20-F.

Form 6-K filed August 31, 2011
General

19.                             Tell us and revise your future filings to more clearly describe how you computed the credit valuation adjustment, debit valuation adjustment, and own credit adjustment component of your measurement of the fair value of your derivative assets, derivative liabilities, and fair value option (FVO) liabilities, respectively, under IFRS and U.S. GAAP. Tell us and disclose in future filings the amount of such adjustments for the interim periods of 2011 under both U.S. GAAP and IFRS, as applicable.

We advise the Staff that the methodologies used for IFRS and US GAAP are the same. We refer the Staff to our disclosure “Credit risk associated with derivative activities” in Note 11 “Derivatives on page F-35 of our 20-F and the disclosure “Credit risk” in Note 20 “Derivative financial instruments” of our 2010 annual IFRS Financial Statements, where we explain why we believe that the impact of credit risk on the valuation of over-the-counter derivatives is not considered significant and that no Credit Valuation Adjustment is included in their valuation.

Furthermore, we refer the Staff to our disclosure in Note 25 “Long-term debt - (a) Long-Term Senior debt — Long-Term Senior fixed rate debt”, third paragraph, on page F-65 and Note 25 “Long-term debt - (b) Long-Term Subordinated debt — Long-Term Subordinated fixed rate debt”, first paragraph, on page F-68 in our 20-F, where we disclose that the fair value of FVO debt instruments issued is measured based on the Bank’s own credit spread derived from market transactions on the same or similar debt instruments issued by the Bank.

We also refer the Staff to our disclosures “Due to customers”, “Debt securities in issue” and “Other borrowed funds” in Note 4.7(a) of our 6-K, where we explain how the fair value of these instruments is estimated.

Since the facts and circumstances regarding the assessment of the impact of credit risk on the valuation of over-the-counter derivatives and the methodology for estimating the fair value of FVO liabilities for IFRS, has not changed since December 31, 2010, we did not consider that additional disclosure was necessary in the 2011 IFRS interim financial statements. The fair value adjustment at September 30, 2011 was EUR 336.8 million and was mainly attributed to credit risk. Although we have not filed interim US GAAP financial statements for 2011, we expect that the adjustment for US GAAP would be the same as for IFRS, since, as mentioned above, the methodologies used for US GAAP are the same as for IFRS.

Income Statement, page 14

20.                             We note your presentation of the line item “Profit / (loss) after tax and before impairment of Greek Government Bonds”, followed by the line item “Impairment of Greek Government Bonds, net of tax.” Presentation of this impairment amount does not appear to be appropriate under IAS 1. Paragraph 87 of IAS 1 prohibits presenting any items of income or expense as extraordinary items. Further, paragraph 99 requires registrants to present an analysis of expenses using a classification based on either their nature or function. It is unclear how it is appropriate to report the impairment of Greek Government Bonds after the subtotals of Profit before tax and Profit after tax and separately from gains and losses on other investments, which are reported in your Credit provisions and other impairment charges. While we would not necessarily object to a separate line item presentation for the impairment charge on Greek Government Bonds, this line item should be presented consistently with the classification presentation used for your other expenses. While paragraph 85 of IAS 1 allows registrants to present additional line items, headings, and subtotals in the statement of income, such subtotals must be consistent with the rest of the guidance of IAS 1. Please revise your disclosure in future filings to present the impairment of Greek Government Bonds line item within other income/expenses on the face of your Income Statement or tell us in detail your basis in the IFRS literature for your current presentation.

We advise the Staff that the presentation of the impairment of Greek government bonds in our June 2011 IFRS interim financial statements was made in order to emphasize the significance and materiality of the Group’s decision to participate in the voluntary PSI and reflect the impact in Group’s profitability before and after the participation. The purpose was not to present this item as “extraordinary”, instead it was to enhance comparability and hence the usefulness of the financial information presented in the financial statements, in accordance with paragraphs 86, 97 and 98 of IAS 1.

In our future IFRS financial statements, we will present the gross impairment of Greek government bonds before “Profit / (loss) before tax” and the related tax impact will be presented within “Tax benefit / (expense)”.

Note 4: Credit provisions and other impairment charges, page 25

21.                             We note from your disclosure that you took an other-than-temporary impairment (OTTI) on your eligible Greek Government Bonds (GGB) under IFRS in the second quarter of 2011. We further note that you determined GGBs that are not eligible under the Transaction were not OTTI as of June 30, 2011 under IFRS. Please address the following:

•                  Tell us the specific positive and negative evidence and information available to you that you used to reach this conclusion related to your non-eligible GGBs as of that date.

We advise the Staff that we performed our impairment analysis for IFRS in accordance with IAS 39, paragraphs 59 and 60. Under IAS 39 paragraph 59, an investment is impaired when there is a loss event which constitutes objective evidence of impairment. Our analysis considered that after the implementation of the Greek government bonds exchange initially offered by the International Institute of Finance (the “IIF”) and subsequently by the Hellenic Republic, together with the new support program decided by the eurozone leaders on July 21, 2011 and the implementation of the additional austerity measures adopted by the Greek Parliament in July 2011, the Hellenic Republic’s debt sustainability would improve. This would provide sufficient time to overcome the current economic crisis, and we expected that by 2020 the Hellenic Republic will generate enough income and/or be able to raise funds from the capital markets to fully repay the post 2020 bonds. We formed this view based on the following negative and positive evidence available to us as of the date the IFRS interim financial statements for June 30, 2011 were issued (August 31, 2011):

Negative evidence:

•             Contraction of GDP by 5.3% during the first half of 2011;

•             Unemployment increased to 14.4% by December 31, 2010 from 12.6% at December 31, 2009;

•             Fiscal deficit of 10.5%;

•             The downgrade of the Hellenic Republic’s credit rating in July 2011 to two notches above selective default by Fitch to CCC, to one notch above selective default by both Moody’s to Ca and by Standard & Poor’s to CC.

Positive evidence:

•             The fact that the non-eligible Greek government bonds were not included in the PSI, hence no concession was granted with respect to these bonds;

•             The statement by the Heads of State of the euro area on July 21, 2011, which included, among other, their decisions to:

•                  support a new program for Greece and, together with the IMF and the voluntary contribution of the private sector, to fully cover the financing gap; the total official financing will amount to an estimated EUR 109 billion, over and above the undisbursed EUR 42 billion under the original IMF/Eurozone Stabilization and Recovery Program,

•                  provide EFSF loans at lending rates equivalent to those of the Balance of Payments facility (currently approx. 3.5%), close to, without going below, the EFSF funding cost,

•                  extend substantially the maturities of the existing Greek facility,

•                  lengthen the maturity of future EFSF loans to Greece to the maximum extent possible from the current 7.5 years to a minimum of 15 years and up to 30 years with a grace period of 10 years;

•             The offer issued by the IIF (the “IIF Offer”) on July 21, 2011 to exchange existing Greek government bonds with new instruments with improved terms for Greece, involving an extended maturity of up to 30 years and/or a discount of 20% on the nominal amount;

•             The Letter of Inquiry Regarding Holdings of Greek Government Bonds (the “Inquiry”) sent on August 25, 2011 by the Hellenic Republic Ministry of Finance (the “MiFin”) to all regulated holders of Greek government bonds. The purpose of the Inquiry was for MiFin to obtain an indication from institutional holders of Greek government bonds regarding their eventual participation in a voluntary liability management transaction involving the exchange of their Greek government bonds under terms similar to those in the IIF Offer;

•             The statement by the IMF Managing Director Christine Lagarde on July 21, 2011 that:

•                  “These above measures provide significant support to growth and financial stability in Greece and in the eurozone.”

•                  “Taken together these measures will help to restore growth, improve Greece’s debt sustainability, and provide the basis for a return to market access.”

•                  “Based on strong implementation of the program by the Greek authorities, and the determination by member states to support Greece, the IMF will continue to play its part in line with Fund policies and, of course, subject to the approval by our Executive Board”;

•             The additional austerity measures adopted by the Greek Parliament in July 2011;

•             The consensus, at that time, that the PSI would be successfully executed, and, together with the new support program for Greece agreed by the eurozone members on July 21, 2011, would improve Greece’s debt sustainability.

Based on the above evidence, we concluded, at that time, that the Hellenic Republic’s debt sustainability would improve and that by 2020 the Hellenic Republic would overcome the current economic crisis and will generate enough income and/or be able to raise funds from the capital markets to fully repay the post 2020 bonds and therefore, there was no objective evidence of impairment for the non-eligible Greek government bonds.

•                  Provide us with your IFRS impairment analysis of both your eligible and noneligible GGBs as of September 30, 2011, including whether any OTTI charges were taken as of that date and if not explain why.

We advise the Staff that although the initial PSI plan agreed in July was not implemented, EU authorities formulated a new package to support Greece and enhance its debt sustainability. At the European Summit on October 26, 2011, the Heads of State of the euro area agreed in principle on a comprehensive set of measures, including a voluntary bond exchange with a nominal discount of 50% on notional Greek debt held by private investors. Together with an ambitious reform program for the Greek economy, supporting growth, the new PSI (“PSI+”) should secure the reduction of the Greek debt to GDP ratio to 120% by 2020. The new program is expected to be agreed by the end of 2011 and the exchange of bonds to be implemented at the beginning of 2012.

The terms of the new bonds to be offered in this exchange program (tenor, interest rate, applicable law, credit enhancement), as well as which bonds will be eligible for exchange have not been defined yet and are currently under discussion. Therefore, the significant uncertainties surrounding all the details of the new assistance package prevent both the determination of the appropriate accounting treatment (i.e. whether the treatment of the continuing relationship adopted at June 30, 2011 is appropriate or a different treatment, for example de-recognition of the existing bonds, should be adopted) and the reliable estimate of the impact on the future cash flows for impairment calculation purposes. Based on the above no additional impairment was recognized on Greek government bonds held by the Group as at September 30, 2011, which is consistent with the IFRS accounting treatment of the other major Greek banks. The impact of PSI+ will be calculated and recorded when the terms of the exchange program are known and a reliable estimate regarding the impact can be made. We expect to be able to recognize the impact of PSI+ in the 2011 annual financial statements, unless the significant uncertainties regarding the terms of the exchange remain. This conclusion is also supported by the letter sent on August 25, 2011 by the Hellenic Bank Association to the Bank of Greece and the Hellenic Capital Markets Committee.

In order to provide useful information to the readers of the financial statements, our September 30, 2011 interim IFRS financial statements provide extensive disclosure regarding the rational for the conclusion not to record additional impairment charges, as well as, detailed information about the Greek government bonds held, including the fair value of the bonds (also refer to our response to comment 23 below), and the impairment charges recognized in previous periods.

•                  Further, provide us with your impairment analysis for both your eligible and noneligible GGBs under U.S. GAAP as of June 30, 2011 and September 30, 2011.

We advise the Staff that we will file our next annual report on Form 20-F for the year ending December 31, 2011 by April 30, 2012 and that we have not filed June 30, 2011 or September 30, 2011 interim financial statements. As we have already communicated to you, there have been significant developments regarding Greek sovereign debt during 2011 to date (July PSI and eurozone decisions, October eurozone decisions and contemplated PSI+) and we anticipate additional developments in the following months up to the filing of our next annual report on Form 20-F which may significantly affect the accounting treatments as at December 31, 2011. We intend to communicate to and discuss with the Staff any significant developments prior to finalizing our impairment analysis as of December 31, 2011 and filing our next annual report on Form 20-F with the SEC.

22.                             We note that the amount of impairment taken on eligible GGBs was “estimated based on the terms of the Inquiry and on tentative selection of option by the Group for each position held.” Tell us and revise your future filings to more clearly discuss how the impairment was calculated for each of your classification categories of GGBs listed in Note 8 on page 28.

•                  In particular, revise to specify and tell us whether the impairment charge for your GGB classified as available-for-sale was computed as the difference between its previous carry value and fair value. If not, tell us how you determined your methodology complied with paragraph 68 of IAS 39.

We advise the Staff that our Greek government bonds classified as available-for-sale are measured at fair value and the impairment charge for the eligible Greek government bonds was calculated in accordance with IAS 39 paragraphs 67 and 68. In particular, the cumulative loss that had been recognized in other comprehensive income was reclassified from equity to profit or loss. This accounting treatment is described in Note 2.8 “Summary of significant accounting policies - Investment securities” of our 2010 annual IFRS financial statements and the amount reclassified is disclosed in Note 4. Since this accounting policy has not changed during 2011, we have concluded that there is no need to include it in 2011 IFRS interim financial statements.

•                  For your classifications of GGBs other than available-for-sale that were carried at amortized cost, tell us how you considered all available evidence in assuming that you will collect all the cash flows in accordance with the terms of the Inquiry.

We advise the Staff that for our eligible Greek government bonds classified as held-to-maturity and loans-and-receivables we concluded at that time that we would collect all cash flows in accordance with the terms of the Inquiry based on our expectation as at the date the IFRS interim financial statements for June 30, 2011 were issued (that is, August 31, 2011), that the Transaction would be successfully executed, and, together with the new support program for Greece agreed by the eurozone members on July 21, 2011, would improve Greece’s debt sustainability. As mentioned above in our response to the first bullet of comment 21, this expectation was supported by the Statement issued by the Heads of State of the euro area on July 21, 2011, the Statement issued by the IIF Board of Directors and our discussions with the Greek regulators.

Note 8: Greek Government Bonds, page 28

23.                             In your future filings, please revise the tables on page 28 to present a separate column quantifying the fair value for each of the categories of GGBs listed in the table. Provide us with these revised tables as of June 30, 2011 and September 30, 2011 in your response.

We advise the Staff that the following table presents the nominal amount, carrying amount and fair value of the Greek government bonds (excluding treasury bills) held by the Group and the Bank, respectively, at June 30 and September 30, 2011, respectively, by category, separately for the July PSI eligible and non-eligible Greek government bonds. The relevant table in our interim IFRS financial statements as of September 30, 2011 has been amended to include the fair value of Greek government bonds in each category.

	Group			Bank
	Nominal amount	Carrying amount	Market value	Nominal amount	Carrying amount	Market value
	30.06.2011
	(EUR in thousands)

July PSI eligible GGBs
Trading securities	3,296	2,441	2,441	2,544	2,022	2,022
Available-for-sale investment securities	1,165,671	718,827	718,827	1,165,671	718,827	718,827
Held-to-maturity and loans-and-receivables investment securities	7,931,653	6,865,864	6,266,006	5,544,653	4,689,871	4,380,276
Securities included in Loans and advances to customers	820,400	742,620	648,116	820,400	742,620	648,116
Total July PSI eligible GGBs	9,921,020	8,329,752	7,635,390	7,533,268	6,153,340	5,749,241

July PSI non-eligible GGBs
Trading securities	7,970	2,807	2,807	7,970	2,807	2,807
Available-for-sale investment securities	252,530	120,307	120,307	252,530	120,307	120,307
Held-to-maturity and loans-and-receivables investment securities	4,521,994	3,790,182	2,832,433	2,594,712	2,088,804	1,785,482
Total July PSI non-eligible GGBs	4,782,494	3,913,296	2,955,547	2,855,212	2,211,918	1,908,596

Total GGBs	14,703,514	12,243,048	10,590,937	10,388,480	8,365,258	7,657,837

	Group			Bank
	Nominal amount	Carrying amount	Market value	Nominal amount	Carrying amount	Market value
	30.09.2011
	(EUR in thousands)

July PSI eligible GGBs
Trading securities	3,296	2,056	2,056	2,544	1,746	1,746
Held-to-maturity and loans-and-receivables investment securities	9,017,106	7,647,420	4,869,145	6,630,106	5,459,375	3,636,639
Securities included in Loans and advances to customers	791,829	775,853	550,340	791,829	775,853	550,340
Total July PSI eligible GGBs	9,812,231	8,425,329	5,421,541	7,424,479	6,236,974	4,188,725

July PSI non-eligible GGBs
Trading securities	7,140	1,810	1,810	7,140	1,810	1,810
Held-to-maturity and loans-and-receivables investment securities	4,345,639	3,910,306	2,236,772	2,798,735	2,505,541	1,475,811
Total July PSI non-eligible GGBs	4,352,779	3,912,116	2,238,582	2,805,875	2,507,351	1,477,621

Total GGBs	14,165,010	12,337,445	7,660,123	10,230,354	8,744,325	5,666,346

The fair value for the majority of Greek government bonds is derived from quoted prices in HDAT (the electronic dealing platform for Greek government bonds). The fair value for remaining Greek government bonds is estimated using internal models based on the discounted cash flow methodology.

Note 23: Reclassifications, page 37

24.                             We note your disclosure here, including your statements that had these securities not been reclassified in 2010, the net trading income for the six-month period ended June 30, 2011 would have been lower by Euro 66.6 million and the AFS securities reserve would have been higher by Euro 391.3 million. In future filings, please revise Note 23 to clearly identify the nature of the securities that were transferred. Specifically quantify the amount of GGBs that were included in the securities reclassified during 2008 and 2010. Revise Notes 4 and 8 to provide a cross reference to Note 23 that highlights the fact that the impairment on GGBs would have been higher had certain amounts not been reclassified in earlier periods.

We advise the Staff that, as at June 30, 2011, the carrying amount of Greek government bonds that were reclassified during 2008 and 2010 was EUR 7,169 million in aggregate (out of EUR 7,733 million of total securities reclassified) and EUR 5,273 million in aggregate (out of EUR 5,655 million of total securities reclassified) for the Group and the Bank respectively.

However, we cannot commit at this time that we will amend our IFRS disclosures to include the amount of Greek government bonds that were reclassified in 2008 and 2010 as this is not a requirement in IFRS 7.

We also advise the Staff that, with effective date July 1, 2011, the Bank transferred as held-to-maturity all Greek government bonds previously held in the available-for-sale category as a result of a change in intention, in accordance with IAS 39 par. 54.

Should you have any questions or require any additional information, please contact Mr. Charalampos Mazarakis, CFO on + 30 210 3343101.

For the National Bank of Greece S.A.

Yours sincerely,

Apostolos Tamvakakis

Chief Executive Officer

Copy:                                             Manos Pelidis

Deloitte Hadjipavlou Sofianos & Cambanis S.A.

Diana Billik

Xenia Kazoli

Allen & Overy LLP